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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

JSC OGK-1, JSC WGC-3, OJSC “Bashkirenergo”

(Name of Subject Company)

Joint Stock Company “OGK-1”, Joint Stock Company “Third generating company of the wholesale electricity market”, Bashkir open joint-stock company of the power industry and electrification “Bashkirenergo”

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC “INTER RAO UES”

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Svetlana Yu. Chuchaeva

12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation

+7 (495) 967 05 27, ext. 2081

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive

Notices and Communications on Behalf of Subject Company)

The exchange offer is expected to commence in the 3rd quarter of 2012 after registration of the Company’s  share issuance by the Federal Services for Financial Markets of the Russian Federation. JSC “INTER RAO UES” will file a separate Form CB and indicate the specific date of commencement of the Exchange Offer.

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.

SEC2560(12-08)   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

1. English translation of an Extract of the Press Release on the Results of the Extraordinary General Shareholders’ Meeting of JSC “INTER RAO UES”, dated 27 April 2012.

Item 2.    Informational Legends

A legend complying with Rule 802 (b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

On 19 March 2012 JSC “INTER RAO UES” filed a written irrevocable consent and power of attorney with the Securities and Exchange Commission (the “Commission”) on Form F-X. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ilnar Mirsiyapov

Mr. Ilnar Il. Mirsiyapov

Representative acting in accordance with the Power of Attorney, dated 22 December 2011

27 April 2012

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Extract from the English Translation of the RNS regarding

Results of the Extraordinary General Shareholders Meeting

of INTER RAO UES related to the Exchange Offer

Moscow, April 27, 2012 - Open Joint Stock Company “INTER RAO UES” (“JSC “INTER RAO UES”, “Company”, ticker on MICEX-RTS, LSE (Reg. S): IRAO; on LSE (Rule 144 A): IRAA), the largest diversified utilities holding in Russia, is pleased to announce the results of the Extraordinary General Meeting of Shareholders of INTER RAO UES (“EGM”) held on April 26, 2012by absentee voting procedure.

The Extraordinary General Meeting of Shareholders adopted the following decisions:

1. On reorganization of JSC «INTER RAO UES» in the form of its merger with OGK-1 OJSC and OGK-3 OJSC.

1.1. Reorganize JSC «INTER RAO UES» in the form of its merger with the Open Joint-Stock Company “ First Generating Company of the Wholesale Electricity Market “ (hereinafter, also the “OGK-1 OJSC”) and Open Joint-Stock Company “Third Generating Company of the Wholesale Electricity Market” (hereinafter, also the “OGK-3 OJSC”) under the terms and conditions set forth by this decision and the Agreement on the Merger of OGK-1 OJSC and OGK-3 OJSC with JSC «INTER RAO UES».

1.2. Approve the Agreement on the Merger of OGK-1 OJSC and OGK-3 OJSC with JSC «INTER RAO UES».

1.3. Establish the following procedure and terms for converting the shares of OGK-1 OJSC and OGK-3 OJSC into the shares of JSC «INTER RAO UES»:

1.3.1. With the merger of OGK-1 OJSC and OGK-3 OJSC with JSC «INTER RAO UES», all ordinary registered uncertified shares of OGK-1 OJSC and OGK-3 OJSC shall be converted into additional ordinary registered uncertified shares of JSC «INTER RAO UES» which are being placed for the conversion.

1.3.2. Share conversion ratios:

1.3.2.1. 0,0416666666666667 ordinary registered uncertified shares of OGK-1 OJSC with a nominal value of zero point fifty-seven thousand four hundred seventy-eight one hundred thousandth (0.57478) rubles each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

1.3.2.2. 0,025 ordinary registered uncertified shares of OGK-3 OJSC with a nominal value of one (1) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

1.3.3. The number of ordinary registered uncertified shares of JSC «INTER RAO UES» to be received by each shareholder of OGK-1 OJSC and OGK-3 OJSC shall be calculated by dividing its number of ordinary registered uncertified shares of OGK-1 OJSC and OGK-3 OJSC by the corresponding conversion ratio.

If for any shareholder of OGK-1 OJSC and OGK-3 OJSC, the calculation of the number of JSC «INTER RAO UES» ordinary registered uncertified shares to be received by such shareholder of OGK-1 OJSC and OGK-3 OJSC results in a calculated fractional number of shares, the fractional part of the number of shares shall be rounded up or down according to the rules of mathematical rounding, which are defined as follows:

—           If the symbol following the decimal point is between 5 to 9, inclusive, a one shall be added to the whole number, and the figures following the decimal point shall not be taken into account;

—           If the symbol following the decimal point is between 0 to 4, inclusive, only the whole number shall be considered for calculation, and the figures following the decimal point shall not be taken into account.

—           If, as a result of such rounding, not a single ordinary registered uncertified share of JSC «INTER RAO UES» is due to a shareholder, such shareholder shall receive a single ordinary registered uncertified share of JSC «INTER RAO UES».

1.3.4. Additional ordinary registered uncertified shares of JSC «INTER RAO UES» must provide shareholders with the same rights as the ordinary registered uncertified shares of JSC «INTER RAO UES» placed in accordance with the Charter of JSC «INTER RAO UES» and the laws of the Russian Federation.

1.3.5. Ordinary registered uncertified shares of OGK-1 OJSC and OGK-3 OJSC shall be deemed converted into ordinary registered uncertified shares of JSC «INTER RAO UES» on the day of the entry of the record on termination of activities of the corresponding merging company in the Unified State Register of Legal Entities, based on the shareholder register of such merging company as of the said day.

1.3.6. Ordinary registered uncertified shares of OGK-1 OJSC and OGK-3 OJSC, which are subject to conversion, shall be redeemed at the time of such conversion.

1.4. Establish that JSC «INTER RAO UES», within three (3) working days following the decision on reorganization adopted by the last company adopting such decision (JSC «INTER RAO UES», OGK-1 OJSC, OGK-3 OJSC), shall inform the body for state registration of legal entities about the beginning of the reorganization of JSC «INTER RAO UES», OGK-1 OJSC, OGK-3 OJSC.

Establish that following the entry of the record on the beginning of the reorganization in the Unified State Register of Legal Entities, JSC «INTER RAO UES» shall two times, one time per month, publish in the mass media information on the state registration of legal entities and reorganization notice on behalf of all companies participating in the reorganization.

1.5. Establish that if, within 7 months following the day of this decision, the General Shareholders Meeting of OGK-1 OJSC or OGK-3 does not adopt the decision on reorganization in the form of merger with JSC «INTER RAO UES», the decision on reorganization of JSC «INTER RAO UES» shall remain in force with regard to JSC «INTER RAO UES» and the company the General Shareholders Meeting of which did adopt the decision on reorganization in the form of merger with JSC «INTER RAO UES» within the time frame specified in this Clause.

Establish that if the reorganization of JSC «INTER RAO UES» in the form of merger with OGK-1 OJSC or OGK-3 OJSC is not completed within 1 year following the state registration by the Russian Federal Financial Markets Service of additional share issues of JSC «INTER RAO UES» placed for conversion during the merger, this decision on reorganization of JSC «INTER RAO UES» shall lose its force and will not be enforceable with regard to the company that did not merge with JSC «INTER RAO UES».

1.6. Establish that this decision on reorganization of JSC «INTER RAO UES» in the form of a merger shall not be enforceable following 1 year after the state registration by the Russian Federal Financial Markets Service of additional share issues of JSC «INTER RAO UES» placed for conversion during the merger, or if the said additional share issues of JSC «INTER RAO UES» are not registered by the Russian Federal Financial Markets Service within 11 months following this decision on reorganization.

1.7. Identification of the legal entities named in this decision, including in the case of any change in their names and/or location, shall be made with the following Primary State Registration Numbers (OGRN):

-               JSC «INTER RAO UES» OGRN 1022302933630;

-               OGK-1 OJSC OGRN 1057200597960;

-               OGK-3 OJSC OGRN 1040302983093.

2. On reorganization of JSC «INTER RAO UES» in the form of its merger with  Open Joint Stock Company “Bashenergoaktiv”.

2.1. Reorganize JSC «INTER RAO UES» in the form of a merger with the Open Joint-Stock Company “Bashenergoaktiv” (hereinafter, also the “ Open Joint Stock Company “Bashenergoaktiv”“), created following the reorganization of the Bashkir Open Joint-Stock Company of the Power Industry and Electrification “Bashkirenergo” (hereinafter, also the “Bashkirenergo OJSC”) in the form of division and under the terms and conditions set forth by this decision and the Agreement on the Merger of  Open Joint Stock Company “Bashenergoaktiv” with JSC «INTER RAO UES».

2.2. Approve the Agreement on the Merger of  Open Joint Stock Company “Bashenergoaktiv” with JSC «INTER RAO UES».

2.3. Establish the following procedure and terms for converting the ordinary and preferred uncertified shares of  Open Joint Stock Company “Bashenergoaktiv” into shares of JSC «INTER RAO UES»:

2.3.1. With the merger of  Open Joint Stock Company “Bashenergoaktiv” with JSC «INTER RAO UES», all ordinary registered uncertified shares and preferred registered uncertified shares of  Open Joint Stock Company “Bashenergoaktiv” shall be converted into additional ordinary registered uncertified shares of JSC «INTER RAO UES» which are being placed for the conversion.

2.3.2. Share conversion ratios:

2.3.2.1. 0,0016588785046729 ordinary registered uncertified shares of  Open Joint Stock Company “Bashenergoaktiv” with a nominal value of zero point five (0.5) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each.

2.3.2.2. 0,00218293620292083 preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv” with a nominal value of zero point five (0.5) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each.

2.3.3. The number of ordinary registered uncertified shares of JSC «INTER RAO UES» to be received by each shareholder of  Open Joint Stock Company “Bashenergoaktiv” shall be calculated by dividing its number of ordinary registered uncertified shares or preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv” by the corresponding conversion ratio.

If for any shareholder of  Open Joint Stock Company “Bashenergoaktiv”, the calculation of the number of JSC «INTER RAO UES» ordinary registered uncertified shares to be received by such shareholder of  Open Joint Stock Company “Bashenergoaktiv” results in a calculated fractional number of shares, the fractional part of the number of shares shall be rounded up or down according to the rules of mathematical rounding, which are defined as follows:

- If the symbol following the decimal point is between 5 to 9, inclusive, a one shall be added to the whole number, and the figures following the decimal point shall not be taken into account;

- If the symbol following the decimal point is between 0 to 4, inclusive, only the whole number shall be considered for calculation, and the figures following the decimal point shall not be taken into account.

If, as a result of such rounding, not a single ordinary registered uncertified share of JSC «INTER RAO UES» is due to a shareholder, such shareholder shall receive a single ordinary registered uncertified share of JSC «INTER RAO UES».

2.3.4. Additional ordinary registered uncertified shares of JSC «INTER RAO UES» must provide shareholders with the same rights as the ordinary registered uncertified shares of JSC «INTER RAO UES» placed in accordance with the Charter of JSC «INTER RAO UES» and the laws of the Russian Federation.

2.3.5. Ordinary registered uncertified shares and preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv” shall be deemed converted into ordinary registered uncertified shares of JSC «INTER RAO UES» on the day of the entry of the record on termination of activities of the  Open Joint Stock Company “Bashenergoaktiv” in the Unified State Register of Legal Entities based on the shareholder register of Bashenergoaktiv JSC as of the said day.

2.3.6. Ordinary registered uncertified shares and preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv”, which are subject to conversion, shall be redeemed at the time of such conversion.

2.4. Establish that Bashkirenergo OJSC, within three (3) working days following the decision on reorganization adopted by the last company adopting such decision (Bashkirenergo OJSC or JSC «INTER RAO UES»), shall inform the body for state registration of legal entities on the beginning of the reorganization of JSC «INTER RAO UES» and Bashkirenergo OJSC.

Establish that following the entry of the record on the beginning of the reorganization in the Unified State Register of Legal Entities, Bashkirenergo OJSC shall two times, one time per month, publish in the mass media information on the state registration of legal entities and reorganization notice on behalf of all companies participating in the reorganization.

2.5. Establish that this decision on reorganization of JSC «INTER RAO UES» in the form of a merger with the  Open Joint Stock Company “Bashenergoaktiv” shall not be enforceable from 1 April , 2013.

2.6. Identification of the legal entities named in this decision, including in the case of any change in their names and/or location,shall be made with the following Primary State Registration Numbers (OGRN):

-               JSC «INTER RAO UES» OGRN 1022302933630;

-               Bashkirenergo OJSC OGRN 1020202769146.

3. On reorganization of JSC «INTER RAO UES» in the form of its merger with INTER RAO — Energy, OJSC.

3.1. Reorganize JSC «INTER RAO UES» in the form of its merger with the Open Joint-Stock Company «INTER RAO — Energy» (hereinafter, also the “INTER RAO — Energy, OJSC”) under the terms and conditions set forth by this decision and the Agreement on the Merger of INTER RAO — Energy, OJSC with JSC «INTER RAO UES».

3.2. Approve the Agreement on the Merger of INTER RAO — Energy, OJSC with JSC «INTER RAO UES».

3.3. Establish the following procedure and terms for converting the shares of INTER RAO — Energy, OJSC into the shares of JSC «INTER RAO UES»:

3.3.1. With the merger of INTER RAO — Energy, OJSC to JSC «INTER RAO UES», all ordinary registered uncertified shares of INTER RAO — Energy, OJSC shall be converted into additional ordinary registered uncertified shares of JSC «INTER RAO UES», which are being placed for the conversion.

3.3.2. Share conversion ratios: 0,0284 ordinary registered uncertified shares of INTER RAO — Energy, OJSC with a nominal value of one (1) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each.

3.3.3. The number of ordinary registered uncertified shares of JSC «INTER RAO UES» to be received by each shareholder of INTER RAO — Energy, OJSC shall be calculated by dividing its number of the ordinary registered uncertified shares of INTER RAO — Energy, OJSC by the conversion ratio.

If for any shareholder of INTER RAO — Energy, OJSC, the calculation of the number of JSC «INTER RAO UES» ordinary registered uncertified shares to be received by such shareholder of INTER RAO — Energy, OJSC results in a calculated fractional number of shares, the fractional part of the number of shares shall be rounded up or down according to the rules of mathematical rounding, which are defined as follows:

- If the symbol following the decimal point is between 5 to 9, inclusive, a one shall be added to the whole number, and the figures following the decimal point shall not be taken into account;

- If the symbol following the decimal point is between 0 to 4, inclusive, only the whole number shall be considered for calculation, and the figures following the decimal point shall not be taken into account.

If, as a result of such rounding, not a single ordinary registered uncertified share of JSC «INTER RAO UES» is due to a shareholder, such shareholder shall receive a single ordinary registered uncertified share of JSC «INTER RAO UES».

3.3.4. Additional ordinary registered uncertified shares of JSC «INTER RAO UES» must provide shareholders with the same rights as the ordinary registered uncertified shares of JSC «INTER RAO UES» placed in accordance with the Charter of JSC «INTER RAO UES» and the laws of the Russian Federation.

3.3.5. Ordinary registered uncertified shares of INTER RAO — Energy, OJSC shall be deemed converted into ordinary registered uncertified shares of JSC «INTER RAO UES» on the day of the entry of the record on termination of activities of the INTER RAO — Energy, OJSC in the Unified State Register of Legal Entities based on the shareholder register of such merging company as of the said day.

3.3.6. Ordinary registered uncertified shares of INTER RAO — Energy, OJSC, which are subject to conversion, shall be redeemed at the time of such conversion.

3.4. Establish that JSC «INTER RAO UES», within three (3) working days following the decision on reorganization adopted by the last company adopting such decision (JSC «INTER RAO UES», INTER RAO — Energy, OJSC), shall inform the body for state registration of legal entities on the beginning of the reorganization of JSC «INTER RAO UES» and INTER RAO — Energy, OJSC.

Establish that following the entry of the record on the beginning of the reorganization in the Unified State Register of Legal Entities, JSC «INTER RAO UES» shall two times, one time per month, publish in the mass media information on the state registration of legal entities and reorganization notice on behalf of all companies participating in the reorganization.

3.5. Identification of the legal entities named in this decision, including in the case of any change in their names and/or location, shall be made with the following Primary State Registration Numbers (OGRN):

JSC «INTER RAO UES» OGRN 1022302933630;

INTER RAO — Energy, OJSC OGRN 1127746149145.

4. On reorganization of JSC «INTER RAO UES» in the form of its merger with INTER RAO - EnergyAsset, OJSC.

4.1. Reorganize JSC «INTER RAO UES» in the form of its merger with the Open Joint-Stock Company “INTER RAO — EnergyAsset” (hereinafter, also the “INTER RAO - EnergyAsset, OJSC”) under the terms and conditions set forth by this decision and the Agreement on the Merger of INTER RAO - EnergyAsset, OJSC with JSC «INTER RAO UES».

4.2. Approve the Agreement on Merger of INTER RAO - EnergyAsset, OJSC with JSC «INTER RAO UES».

4.3. Establish the following procedure and terms for converting the shares of INTER RAO - EnergyAsset, OJSC into the shares of JSC «INTER RAO UES»:

4.3.1. With the merger of INTER RAO - EnergyAsset, OJSC with JSC «INTER RAO UES», all ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC shall be converted into additional ordinary registered uncertified shares of JSC «INTER RAO UES» which are being placed for the conversion.

4.3.2. Share conversion ratios: 0,0284 ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC with a nominal value of one (1) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

4.3.3. The number of ordinary registered uncertified shares of JSC «INTER RAO UES» to be received by each shareholder of INTER RAO - EnergyAsset, OJSC shall be calculated by dividing its number of ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC by the conversion ratio.

If for any shareholder of INTER RAO - EnergyAsset, OJSC, the calculation of the number of JSC «INTER RAO UES» ordinary registered uncertified shares to be received by such shareholder of INTER RAO - EnergyAsset, OJSC results in a calculated fractional number of shares, the fractional part of the number of shares shall be rounded up or down according to the rules of mathematical rounding, which are defined as follows:

- If the symbol following the decimal point is between 5 to 9, inclusive, a one shall be added to the whole number, and the figures following the decimal point shall not be taken into account;

- If the symbol following the decimal point is between 0 to 4, inclusive, only the whole number shall be considered for calculation, and the figures following the decimal point shall not be taken into account.

If, as a result of such rounding, not a single ordinary registered uncertified share of JSC «INTER RAO UES» is due to a shareholder, such shareholder shall receive a single ordinary registered uncertified share of JSC «INTER RAO UES».

4.3.4. Additional ordinary registered uncertified shares of JSC «INTER RAO UES» must provide shareholders with the same rights as the ordinary registered uncertified shares of JSC

«INTER RAO UES» placed in accordance with the Charter of JSC «INTER RAO UES» and the laws of the Russian Federation.

4.3.5. Ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC shall be deemed converted into ordinary registered uncertified shares of JSC «INTER RAO UES» on the day of the entry of the record on termination of activities of INTER RAO - EnergyAsset, OJSC in the Unified State Register of Legal Entities based on the shareholder register of such merging company as of the said day.

4.3.6. Ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC, which are subject to conversion, shall be redeemed at the time of such conversion.

4.4. Establish that JSC «INTER RAO UES», within three (3) working days following the decision on reorganization adopted by the last company adopting such decision (JSC «INTER RAO UES», INTER RAO - EnergyAsset, OJSC), shall inform the body for state registration of legal entities about the beginning of the reorganization of JSC «INTER RAO UES» and INTER RAO - EnergyAsset, OJSC.

Establish that following the entry of the record on the beginning of the reorganization in the Unified State Register of LegalEntities, JSC «INTER RAO UES» shall two times, one time per month, publish in the mass media information on the state registration of legal entities and reorganization notice on behalf of all companies participating in the reorganization.

4.5. Identification of the legal entities named in this decision, including in the case of any change in their names and/or location, shall be made with the following Primary State Registration Numbers (OGRN):

-               JSC «INTER RAO UES» OGRN 1022302933630;

-               INTER RAO - EnergyAsset, OJSC OGRN 1127746149156.

5. On increase of the Charter Capital of JSC «INTER RAO UES».

5.1. Increase the Charter Capital of JSC «INTER RAO UES» by placing additional ordinary registered uncertified shares in the amount of seven trillion nine hundred fifty-eight billion one hundred and thirteen million eight hundred and forty-five thousand and thirteen (7, 958, 113, 845,013) shares with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each for the total amount with a nominal value of two hundred twenty-three billion six hundred and four million four hundred and fifty-six thousand six hundred thirty-nine point sixty million and six hundred forty-one thousand nine hundred seventy-one one hundred millionth (223,604,456,639.60641971) rubles subject to the following terms and conditions:

5.1.1.       Method of placement:

(a) Converting ordinary registered uncertified shares of OGK-1 OJSC into ordinary registered uncertified shares of JSC «INTER RAO UES» during the merger and in accordance with the procedure set forth by this decision and the Agreement on Merger of OGK-1 OJSC and OGK-3 OJSC with JSC «INTER RAO UES»;

(b) Converting ordinary registered uncertified shares of OGK-3 OJSC into ordinary registered uncertified shares of JSC «INTER RAO UES» during the merger and in accordance with the procedure set forth by this decision and the Agreement on Merger of OGK-1 OJSC and OGK-3 OJSC with JSC «INTER RAO UES»;

(c) Converting ordinary registered uncertified shares of  Open Joint Stock Company “Bashenergoaktiv” into ordinary registered uncertified shares of JSC «INTER RAO UES» during the merger and in accordance with the procedure set forth by this decision and the Agreement on the Merger of  Open Joint Stock Company “Bashenergoaktiv” with JSC «INTER RAO UES»;

(d) Converting preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv” into ordinary registered uncertified shares of JSC «INTER RAO UES» during the merger and in accordance with the procedure set forth by this decision and the Agreement on the Merger of  Open Joint Stock Company “Bashenergoaktiv” with JSC «INTER RAO UES»;

(e) Converting ordinary registered uncertified shares of INTER RAO — Energy, OJSC into ordinary registered uncertified shares of JSC «INTER RAO UES» during the merger and in accordance with the procedure set forth by this decision and the Agreement on the Merger of INTER RAO — Energy, OJSC with JSC «INTER RAO UES»;

(f) Converting ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC into ordinary registered uncertified shares of JSC «INTER RAO UES» during the merger and in accordance with the procedure set forth by this decision and the Agreement on the Merger of INTER RAO - EnergyAsset, OJSC with JSC «INTER RAO UES»;

5.1.2. Share conversion ratios:

5.1.2.1. 0,0416666666666667 ordinary registered uncertified shares of OGK-1 OJSC with a nominal value of zero point fifty-seven thousand four hundred seventy-eight one hundred thousandth (0.57478) rubles each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

5.1.2.2. 0,025 ordinary registered uncertified shares of OGK-3 OJSC with a nominal value of one (1) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

5.1.2.3. 0,0016588785046729 ordinary registered uncertified shares of  Open Joint Stock Company “Bashenergoaktiv” with a nominal value of zero point five (0.5) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

5.1.2.4. 0,00218293620292083 preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv” with a nominal value of zero point five (0.5) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each.

5.1.2.5. 0,0284 ordinary registered uncertified shares of INTER RAO — Energy, OJSC with a nominal value of one (1) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zeropoint two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each;

5.1.2.6. 0,0284 ordinary registered uncertified shares of INTER RAO - EnergyAsset, OJSC with a nominal value of one (1) ruble each shall be converted into one (1) ordinary registered uncertified share of JSC «INTER RAO UES» with a nominal value of zero point two million eight hundred and nine thousand seven hundred sixty-seven one hundred millionth (0.02809767) rubles each.

5.1.3. The number of ordinary registered uncertified shares of JSC «INTER RAO UES» to be received by each shareholder of OGK-1 OJSC, OGK-3 OJSC,  Open Joint Stock Company “Bashenergoaktiv”, INTER RAO — Energy, OJSC and INTER RAO - EnergyAsset, OJSC shall be calculated by dividing its number of the ordinary registered uncertified shares of OGK-1 OJSC, OGK-3 OJSC,  Open Joint Stock Company “Bashenergoaktiv”, INTER RAO — Energy, OJSC and INTER RAO - EnergyAsset, OJSC by the corresponding conversion ratio.

If for any shareholder of OGK-1 OJSC, OGK-3 OJSC,  Open Joint Stock Company “Bashenergoaktiv”, INTER RAO — Energy, OJSC and INTER RAO - EnergyAsset, OJSC, the calculation of the number of JSC «INTER RAO UES» ordinary registered uncertified shares to be received by such shareholder of OGK-1 OJSC, OGK-3 OJSC,  Open Joint Stock Company “Bashenergoaktiv”, INTER RAO — Energy, OJSC and INTER RAO - EnergyAsset, OJSC results in a calculated fractional number of shares, the fractional part of the number of shares shall be rounded up or down according to the rules of mathematical rounding, which are defined as follows:

- If the symbol following the decimal point is between 5 to 9, inclusive, a one shall be added to the whole number, and the figures following the decimal point shall not be taken into account;

- If the symbol following the decimal point is between 0 to 4, inclusive, only the whole number shall be considered for calculation, and the figures following the decimal point shall not be taken into account.

If, as a result of such rounding, not a single ordinary registered uncertified share of JSC «INTER RAO UES» is due to a shareholder, such shareholder shall receive a single ordinary registered uncertified share of JSC «INTER RAO UES».

5.1.4. Additional ordinary registered uncertified shares of JSC «INTER RAO UES» must provide shareholders with the same rights as the ordinary registered uncertified shares of JSC «INTER RAO UES» placed in accordance with the Charter of JSC «INTER RAO UES» and the laws of the Russian Federation.

5.1.5. Ordinary registered uncertified shares of OGK-1 OJSC, OGK-3 OJSC,  Open Joint Stock Company “Bashenergoaktiv”, INTER RAO — Energy, OJSC and INTER RAO - EnergyAsset, OJSC and preferred registered uncertified Type A shares of  Open Joint Stock Company “Bashenergoaktiv” shall be deemed converted into ordinary registered uncertified shares of JSC «INTER RAO UES» on the day of the entry of the record on termination of activities of the corresponding merging company in the Unified State Register of Legal Entities based on the shareholder register of such merging company as of the said day.

5.1.6. Ordinary registered uncertified shares and preferred registered uncertified shares OGK-1 OJSC, OGK-3 OJSC,  Open Joint Stock Company “Bashenergoaktiv”, INTER RAO — Energy, OJSC and INTER RAO - EnergyAsset, OJSC and preferred registered uncertified shares of  Open Joint Stock Company “Bashenergoaktiv”, which are subject to conversion, shall be redeemed at the time of such conversion.

5.2. Upon the placement of ordinary registered uncertified shares, make and approve changes in the Charter of JSC «INTER RAO UES» with regard to the increase in the number of placed shares and the amount of Charter Capital of JSC «INTER RAO UES», and also with regard to reduction in the number of the authorized shares of JSC «INTER RAO UES» by the number of placed shares.

For further information, please contact INTER RAO UES:

Irina Makarenko	Head of Investor Relations	+7 495 967-05-27 (ext. 2008)

makarenko_ia@interrao.ru

Anton Nazarov	Head of Public Relations	+7 495 967-05-27 (ext. 2208)

nazarov_aa@interrao.ru

Svetlana Chuchaeva	Head of Corporate Relations	+7 495 967-05-27 (ext.2081)

chuchaeva_sy@interrao.ru

INTER RAO UES is a diversified utilities holding headquartered in Moscow and managing assets in different countries. The company produces and sells electric energy and heat, trades energy on the international market, and engineers, designs and builds generating assets. INTER RAO UES Group owns and operates approximately 28,000 MW of installed power generating capacity. INTER RAO UES corporate strategy is focused on making the company a global energy enterprise and a key player in the international energy market.

For further information see www.interrao.ru